Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

How IoT Connectivity & Drones Are Used to Transport COVID-19 Tests & Vaccines

Youtube Video Transcript

Romil Bahl, President and Chief Executive Officer, KORE

7/12/2021

MR. FOGOROS: Welcome everybody. I’m Lucian Fogoros, and today we have the honor to talk to Romil Bahl of KORE, the CEO and president, on IoT connectivity and drones and how they are used to carry the tests and vaccines across the world.

Welcome, Mr. Bahl. Tell us a little bit about yourself.

MR. BAHL: Yeah, hello there, Lucian, and thanks for having me. Listen, a little bit about myself, I guess this is my third run as a CEO. We have had the good fortune of running both public companies and private equity companies, and now of course in KORE, a private equity owned company that is going public here in the third quarter. We should be listed on the New York Stock Exchange in the next few weeks. I’ve been here a little bit over three, three and a half years, and have really, you know, had a lot of fun getting this company ready for what I call the decade of IoT, right, this explosion that’s going to happen from roughly 12 billion connected IoT devices in 2020 to roughly 75 billion connected devices by 2030. We’ve really been getting ready for it, getting to provide a whole series of connectivity solutions and analytic services.

MR. FOGOROS: Thank you for that, and exciting times around connectivity. Can you maybe share some insights with our audience about some of the best opportunities for IoT connectivity and drones right now; what are you seeing? And I know you just presented in front of the King of Spain.

MR. BAHL: That’s right, yeah, we were at Mobile World Congress. It was fantastic to be back live at a large event, you know, not as big as in prior years of course, but it was good to be back. And yes, one of our solutions sort of jointly that we submitted with one of our customers, Swoop Aero, was indeed selected as one of the, if you will, top, you know, impact type solutions. You know, IoT for good is something we take very seriously of course, and this is a classic example of that.

Basically, what this customer of ours, Swoop, they’re based in Australia, you know, has really innovated around is how do you get essential goods and supplies to very difficult to reach places, right, rural places. Obviously parts of Africa come to mind, but it’s not limited to Africa. In fact, their drones have delivered supplies even in the northern part of Scotland, for example, some of the Shetland Islands, you know. It can take up to two days to get up there through canals and stuff like that, while a drone will cut that commute time to 30 minutes, right, which is key if you need to get a COVID vaccine transported or a COVID test, you know, back and forth, et cetera.

So yeah, these drones are fantastic. They call them the kookaburra, right? It’s 3D manufactured, you know, solar powered as much as possible, about a hundred mile range, about a 3-kilogram or 6.6-pound payload. So in practical terms, you can think about 25 vials of COVID vaccine, 250 shots could be transported at one time. So it’s just a fabulous, again, innovation, and they’ve got now about two dozen of these things delivering vaccines in Malawi, they’ve had 17 deployed in Dominican Republic of Congo.

And as you can imagine, for this drone to fly without any issues, it needs absolutely seamless connectivity, right? When you don’t have cell towers in many of these rural places, you have to be able to seamlessly pick it up with satellite, and that sort of globally resilient eSIM type solution is what KORE contributed to a great cause.

MR. FOGOROS: So I’ll be curious to see what are some of the challenges you’re facing, regulatory or others, with implementing with the connectivity in those areas or others as you’re a global company.

MR. BAHL: Yeah, I tell you, one of the things that has held IoT back, right, Lucian, in this last decade, between 2010 and 2020, is the exact point you’re making, it’s all of these complexities of making connectivity work. And really more than just connectivity, it’s that combination of what I say is connectivity management plus device management plus data management, right? Those three things have to come together or there is no IoT, there is no internet of things if I can’t get connectivity, if I can’t get data, right?

So this is the singular problem that KORE has been focused on solving for now just about two decades since we started. We started just as an M2M provider with one carrier in Canada actually, Rogers, and then became the partner for AT&T, and from those early days where we were integrated only into those two carriers, today we have 44 back-end integrations into the major carriers of the world. If you can name the carrier, they’re pretty much likely to be a partner, again, integrated into their OSS, BSS stack so we can provision SIMs and get usage, and that’s the power, that back-end connectivity is the power that we bring to this solution.

It sounds very easy, oh, yeah, we deliver a resilient solution no matter where in the world these guys go, but to do that, it’s literally taken two decades, 44 back-end integrations, three different satellite providers — and by the way, we can integrate LoRa and unlicensed cellular. And so when it needs to work across multiple protocols as many solutions in the real world need, we believe we’re the leading global independent provider for our customers.

MR. FOGOROS: So I’m very excited now, I’m going to switch over to some of the challenges, what’s holding IoT back. Just picking up on the comment that I know there’s several decades of innovation and manufacturing and you’re looking to add an industrial IoT solution for manufacturing and others; there’s roughly about 800 startups in IoT focusing on that, and yet you’re looking to add a solution. What is different about KORE solutions?

MR. BAHL: Yeah, look, so let me first start by just saying that some of the obstacles to your point over the past ten years. So, you know, back in 2010, analysts were saying 20 billion devices by 2020, 25 billion devices by 2020, and then the first five years of the last decade was terribly disappointing, right? In fact, Cisco had a study published around 2016 or 2017 just before I joined KORE that said that almost two thirds of all proof of concepts and prototypes in IoT are failing or stalling or not delivering in the business case, right?

And the reasons for all of that are everything from lack of expertise and resources, knowledge of IoT, to the complexity, as you just already talked about, of the multiple protocols needed. There’s regulatory issues and compliance issues. There’s a fragmentation of the ecosystem. In fact, a consulting firm has done the study that said on average for an enterprise to launch just one IoT solution, sort of an end-to-end IoT solution, you need up to 18 partners. I mean, it’s crazy, you know. It’s really hard. If one of your industrial customers, a manufacturer, wants to send out a product and sell that product in 20 markets, 40 markets, 50 markets, 50 countries over the world, they know firsthand how painful that is because they would have to deal with 80, 100, maybe more carriers because you want to have two to three carriers per country. And by the way, that’s two or three SIM cards in their assembly line.

Now, that’s over a hundred SKUs, right? I mean, it’s impossible to get those forecasts right, and mistakes happen, wrong SIMs get sent into the device or a connected product is going to the wrong country, the cost of that, the customer abrasion of that, it is really, really interesting how, you know, this massive opportunity to provide connected products that all of us as consumers want is actually quite hard to deliver.

So uniquely what CORE does on the connectivity side, first of all, I already talked about, right? So we can connect you anywhere in those countries. Instead of talking to a hundred carriers, getting a hundred bills, calling a hundred people for support, signing on to a hundred platforms every day, you sign on to one at KORE, and we manage all of that for you.

Now, what’s even more exciting – because this is the front end, this is the connectivity management side of the story. The back end, the SKUs, the hundred SKUs, we’re solving that problem by being one of the leading global eSIM providers, right? Just like Apple is pushing eSIM on the consumer side, we are driving the innovation of eSIM to the GSMA standards where you can put just one smart car into your connected product, it wakes up with a bootstrap anywhere in the world, and then we can download over the air. So it’s an in-field, you know, update process, right? So that’s the connectivity side of that equation.

And now of course there’s solutions and analytics side of the story. So let me say specifically, look, I know, as you said, there are other providers popping up around the manufacturing and IIoT space of course because some analysts believe, and we believe, that 40 percent or more of those connected 75 billion devices will be on factory floors and industrial and certainly smart buildings, smart cities, smart apps as a part of that.

So the things we are focused on Lucian, is, look, we’re not focused on the very large enterprises, right? Those guys can spend millions of dollars on Accenture or somebody coming in, and then of course expensive products and a suite of technology, but that next tier of manufacturers who are looking for a low cost pragmatic way to really make Industry 4.0 happen for them, right? That’s where we are singularly focused, getting your PLCs and controllers talking to very low cost, highly effective devices that can be connected from an IoT wireless type standpoint. Put your dashboards and your apps on any cloud you want, AWS, Azure, wherever you’d like, pragmatic, low cost, bring you into the decade of — or into the, you know, era of Industry 4.0, that’s what we’re focused on.

MR. FOGOROS: Thank you for those insights, and we look forward to follow the progress. I want to kind of close with one piece of advice you’d give a startup that may want to go in this direction with IoT connectivity and drones, and how do you extract more value for the end users out there?

MR. BAHL: Yeah, look, I mean, I’ll give a couple of pieces of advice I guess. The first is, you know, those of us that have been around for about two decades and have lived through all of these issues, we sort of know those challenges and obstacles, and so whether it’s KORE or not is not the point, the point is, you know, get a trusted adviser, you know, who can help you look around the corner at the problems that are coming and help you seamlessly through an implementation.

I cannot tell you how many times customers come to us too late in the process and they say, oh, we just need to connect this device, and we’re like, what’s the use case, and the device is a horrible choice for that use case for XYZ reasons, and then they find themselves going back in time. Or they’re now ready to launch after 18 months of work and, oh, we didn’t realize we have to get our devices certified on all these networks all over the world where we need to connect them, right? So avoid those issues, and as I like to say, you know, we like to take our customer’s journey from 18 to 24 months launch to solution down to 18 to 24 weeks, right? So that’s one answer — or one tip.

The other tip I would provide is, look, you have to get in the game, right? You cannot keep kicking the can down the road and say, oh, yeah, I’ll wait, or I’ll wait for, you know, LTE, and now it’s wait for, you know, 5G. No, you have to get in the game. You have to get the data flowing. You have to see the power of what you can do with those analytics because that innovation will build on itself and it will build you momentum. And the people that are in the game are getting further ahead all the time, and you just can’t afford to fall behind that competition.

So anyway, those are my advice for what it’s worth.

MR. FOGOROS: Thank you, Mr. Bahl. And if you’re in the audience and you have questions for our guest, feel free to leverage the hashtag you see there on the screen, the hashtag KORE_IIoT, and we’ll make sure that we get them addressed.

Appreciate your time.

MR. BAHL: Thank you so much, Lucian. Thanks for having me.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.